Exhibit (a)(1)(F)

RED OAK CAPITAL PARTNERS, LLC
145 Fourth Avenue, Suite 15A
New York, NY 10003

July 23, 2007

Dear Shareholder of Proginet Corporation:

We are acting as the information agent for a tender offer by Red Oak Fund, L.P. to purchase up to 1,500,000 shares of Proginet’s common stock at a price of $1.65 per share.  You are receiving this letter and the enclosed materials because records indicate that you hold shares of Proginet Corporation in “street name.”

The enclosed materials describe the terms and conditions of Red Oak Fund, L.P.’s offer.  We believe that this represents an attractive opportunity to sell shares in Proginet at a price exceeding that which has been available in the market prior to the offer.  If you are interested in selling some or all of the Proginet stock which you own, please contact your broker.

Because you hold your shares in “street name” and do not have certificates for your shares, this means that a brokerage firm or other intermediary is holding the shares on your behalf.  That intermediary or broker must assist you to tender your shares if you wish to do so.  Therefore if you wish to sell any of your shares in Proginet Corporation in the offer, please contact your broker as soon as possible.

The offer to purchase expires August 17, 2007.  If you have questions which your broker cannot answer, you may call the Information Agent, Red Oak Capital Partners, LLC at 212 614 8952.

Very truly yours,

RED OAK CAPITAL PARTNERS, LLC
as Information Agent